
03025134

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH, D.C.
SECTION

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8052

TORCHMARK CORPORATION RESTATED SAVINGS
AND INVESTMENT PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-4200
(Full title of the Plan)


PROCESSED
JUL 01 2003
THOMSON
FINANCIAL

TORCHMARK CORPORATION
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-4200
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 12.
Total Number of pages is 15.

To the Administrative Committee of the
Torchmark Corporation Restated Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Restated Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2002 audit was performed for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP

Dallas, Texas
June 11, 2003

TORCHMARK CORPORATION RESTATED SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2002	2001
ASSETS		
Investments, at fair value:		
Torchmark common stock	$59,506,749	$69,149,062
Waddell & Reed class A common stock	10,666,766	20,338,873
Registered mutual funds	34,597,458	36,794,357
Short-term investments	2,601,218	2,911,283
	107,372,191	129,193,575
Receivable from participating employers	228,069	181,021
Net assets available for benefits	$107,600,260	$129,374,596

See accompanying notes to financial statements.

TORCHMARK CORPORATION RESTATED SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2002	2001
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$898,576	$926,237
Dividends on mutual funds	355,816	1,226,627
Interest income - short-term investments	44,167	128,522
	1,298,559	2,281,386
Net appreciation (depreciation) in fair value of investments	(17,361,621)	(8,051,955)
Contributions:		
Participant contributions	3,882,454	3,985,440
Employer contributions	1,749,954	1,770,547
	5,632,408	5,755,987
Benefit payments to participants:		
Shares withdrawn	932,504	3,843,506
Cash settlements	10,411,178	9,606,584
	11,343,682	13,450,090
Net increase (decrease) in net assets	(21,774,336)	(13,464,672)
Net assets available for benefits:		
Beginning of plan year	129,374,596	142,839,268
End of plan year	$107,600,260	$129,374,596

See accompanying notes to financial statements.

TORCHMARK CORPORATION RESTATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Torchmark Corporation Restated Savings and Investment Plan (the "Plan") was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation ("Torchmark") and began operating on April 5,1982.

Valuation of securities - The investment in common stock of Torchmark is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2002 and 2001 was $36.53 and $39.33, respectively.

The investments in Waddell & Reed common stocks are stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed Class A common stock was $19.67 and $32.20 at December 31, 2002 and 2001, respectively. On April 30, 2001, Waddell & Reed Class B common stock closed at a price of $30.43 per share and was converted to Waddell & Reed Class A common stock on a one-for-one basis.

Short-term investments are valued at cost which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

During 2002 and 2001, there were 15 and 14 mutual funds, respectively, available to Plan participants for investment purposes. The shares of these funds are stated at net asset values, which approximates fair value, as supplied by the National Association of Securities Dealers ("NASD") through Nasdaq, its automated quotation system.

At the end of 2001, Waddell & Reed, Inc., a former subsidiary of Torchmark, managed all mutual funds. During 2002, all the mutual funds managed by Waddell & Reed were reinvested into a variety of other mutual funds, which are not affiliated with Liberty National or its parent, Torchmark

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

NOTE A - Summary of Significant Accounting Policies (continued)

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Torchmark and its affiliates.

Federal income taxes - Torchmark received a determination letter dated January 4, 1996 from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee believes the Plan is designed and currently is being operated within the applicable requirements of the IRC. The administrative committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Reclassifications - Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 presentation.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant contributions - To be eligible to participate, an employee must complete a year of credited service with a sponsoring employer. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company must have been employed prior to January 1, 1995 to be eligible. Eligible employees, upon enrollment, can contribute up to 16% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

Participating employer contributions - Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 50% of a participant's contributions (limited to 6% of participant's compensation).

At the end of 2002 and 2001, the following companies were participating employers in the Plan:

(a) Liberty National Life Insurance Company, "Liberty National",
(Birmingham, Alabama)

NOTE B - Description of Plan (continued)

(b) United Investors Life Insurance Company, "United Investors", (Kansas City, Missouri)

(c) Globe Life and Accident Insurance Company, "Globe", (Oklahoma City, Oklahoma)

(d) American Life and Accident Insurance Company, "American Life", a subsidiary of Globe, (Dallas, Texas)

(e) United American Insurance Company, "United American", (Dallas, Texas)

(f) Torchmark, (Birmingham, Alabama)

Vesting provisions - Participants have a fully-vested and nonforfeitable interest in their own account. The participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Nonforfeitable Percentage
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Benefit payment provisions - Participants may withdraw all or part of their participant account and the vested portion of their employer account. Such withdrawal may limit the amount of future employee contributions as follows:

(1) If more than 80% of the total basic participant contributions are withdrawn, additional contributions may not be made for six months following the date of withdrawal.

(2) If any portion of employer contributions are withdrawn, additional contributions may not be made for twelve months following the date of withdrawal.

Termination of the Plan - Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures - If an employee incurs five consecutive "one year breaks in service" for any reason other

NOTE B - Description of Plan (continued)

than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The plan had forfeitures of $25,093 and $37,418 for 2002 and 2001.

NOTE C - Investments

The following table presents investments of the Plan's net assets:

	December 31, 2002	December 31, 2001
Mutual Fund Shares:		
United Science & Technology	$ 0	$ 6,753,345
United Core Investment	0	6,417,257
United Cash Management	0	9,460,686
United Vanguard	0	3,725,040
United Accumulative	0	2,251,074
United Bond	0	707,271
United International Growth	0	1,129,810
United Continental Income	0	236,898
United High Income	0	1,129,283
United New Concepts	0	1,674,363
United Government Securities	0	924,951
United Retirement Shares	0	2,030,769
United Global	0	62,511
United Asset Strategy	0	291,099
Expedition Money Market	11,214,615	0
Expedition Investment Grade Bond	899,628	0
American Century Ginnie Mae	1,258,373	0
Fidelity Advisor High Yield	1,343,149	0
Oppenheimer International Bond	143,107	0
Janus Adviser Balanced	1,298,949	0
Oppenheimer Capital Appreciation	8,046,836	0
Scudder Health Care	3,545,930	0
Fidelity Advisor Equity Growth	3,265,416	0
Fidelity Advisor Mid Cap	1,628,199	0
Oppenheimer International Growth	796,157	0
Evergreen Equity Index	248,716	0
Fidelity Advisor Small Cap	228,240	0
Fidelity Advisor Value Strategies	171,425	0
Scudder Technology	508,718	0
	$ 34,597,458	$ 36,794,357
Torchmark Common Stock	$ 59,506,749	$ 69,149,062
Waddell & Reed Class A Common Stock	$ 10,666,766	$ 20,338,873
Deposit Fidelity U.S. Treasury Portfolio II Class A	$ 2,601,218	$ 2,911,283

NOTE C – Investments (continued)

During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2002	2001
Common stocks	$ (12,118,335)	$ (2,310,597)
Mutual funds	(5,243,286)	(5,741,358)
	$ (17,361,621)	$ (8,051,955)

NOTE D - Related Party Transactions

For a portion of 2002 and for all of 2001, plan participants investing in mutual funds indirectly pay a management fee to Waddell & Reed, Inc. for carrying out transactions in the mutual funds on their behalf. These transactions qualify as party- in-interest transactions.

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark which is the parent of the Plan sponsors. Such purchases and sales, which qualify as party-in-interest transactions are handled by Compass Bank, the Plan trustee, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stocks are deposited in a short-term fund, which is an interest-bearing fund. During 2002 and 2001, these funds were deposited in the Deposit Fidelity U.S. Treasury Portfolio II Class A Fund and were administered by Reliance Trust Corporation.

TORCHMARK CORPORATION RESTATED SAVINGS AND INVESTMENT PLAN

H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2002

	Identity of Issue	Description of Investment		Current Value
*	Torchmark Corporation	1,628,983	shares $1 par value common stock	$59,506,749
*	Waddell & Reed Class A	542,286	shares $1 par value common stock	10,666,766
	Mutual Funds	11,214,615	shares Expedition Money Market	11,214,615
		82,459	shares Expedition Investment Grade Bond	899,628
		115,447	shares American Century Ginnie Mae	1,258,373
		182,990	shares Fidelity Advisor High Yield	1,343,149
		30,578	shares Oppenheimer International Bond	143,107
		61,855	shares Janus Adviser Balanced	1,298,949
		270,209	shares Oppenheimer Capital Appreciation	8,046,836
		226,144	shares Scudder Health Care	3,545,930
		96,696	shares Fidelity Advisor Equity Growth	3,265,416
		104,439	shares Fidelity Advisor Mid Cap	1,628,199
		73,650	shares Oppenheimer International Growth	796,157
		7,530	shares Evergreen Equity Index	248,716
		15,927	shares Fidelity Advisor Small Cap	228,240
		8,671	shares Fidelity Advisor Value Strategies	171,425
		68,010	shares Scudder Technology	508,718
				34,597,458
*	Compass Bank	2,601,218	shares Deposit Fidelity U.S. Treasury Portfolio II Class A	2,601,218
				$107,372,191

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 28, 2003 into Form S-8 of the Torchmark Corporation Restated Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23(a) to Form 10-K for the year ended December 31, 2002).

99(a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditors' report of June 30, 2003, to Form S-8 Registration Statement No. 2-76378.

99(b) Certification of Periodic Report by Anthony L. McWhorter and Gary L. Coleman.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation Restated
Savings and Investment Plan



By:________________________
Carr W. Patterson, Member
Administrative Committee



By:________________________
Dennis R. Luft, Member
Administrative Committee



By:________________________
Anthony L. McWhorter, Member
Administrative Committee

Date: June 27, 2003

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 2-76378 of Torchmark Corporation on form S-8 of our report dated June 11, 2003, appearing in this Annual Report on Form 11-K of Torchmark Corporation Restated Savings and Investment Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Dallas, Texas
June 30, 2003

Exhibit 99(b)

CERTIFICATION OF PERIODIC REPORT

We, Anthony L. McWhorter, Chief Executive Officer, and Gary L. Coleman, Chief Financial Officer, of the Torchmark Corporation Savings and Investment Plan, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of our knowledge:

(1) the Annual Report on Form 11-K of the Torchmark Corporation Savings and Investment Plan for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Torchmark Corporation Savings and Investment Plan.

Dated: June 27, 2003



Anthony L. McWhorter
Chief Executive Officer of the
Torchmark Corporation Savings and
Investment Plan



Gary L. Coleman
Chief Financial Officer of the
Torchmark Corporation Savings and
Investment Plan

A signed original of this written statement required by Section 906 has been provided to Torchmark Corporation and will be retained by Torchmark Corporation and furnished to the Securities and Exchange Commission or its staff upon request.